UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

Caribou Coffee Company, Inc.

(Name of Subject Company (Issuer))

JAB Beech Inc.

Pine Merger Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Joachim Creus

JAB Beech Inc.

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 507-5838

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$339,467,568	$46,304

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $16.00 (i.e., the tender offer price) by (y) 21,216,723, the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,304	Filing Party: JAB Beech Inc.
Form or Registration No.: Schedule TO	Date Filed: December 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 9 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2012 (as amended on December 26, 2012, December 28, 2012, December 31, 2012, January 2, 2013, January 3, 2013, January 4, 2013, January 8, 2013 and January 9, 2013, “Schedule TO”) relating to the offer by JAB Beech Inc., a Delaware corporation (“Parent”) and Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

Items 5 and 9 of the Schedule TO and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

The subsection titled “Background of the Offer; Contacts with the Company—Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company” in Section 10—”Background of the Offer; Contacts with the Company” is hereby amended and supplemented to amend and restate the second paragraph in its entirety as set forth below:

The Joh. A. Benckiser group (“JAB”), of which Parent and Purchaser are members, is a privately-held affiliated group of entities focused on long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc. (“Peet’s”), a premier specialty coffee and tea company, a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products and a minority investment in D.E. Master Blenders 1753 N.V., an international coffee and tea company. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in such category.

The subsection titled “Background of the Offer; Contacts with the Company—Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company” in Section 10—”Background of the Offer; Contacts with the Company” is hereby amended and supplemented to amend and restate the last paragraph in its entirety as set forth below:

“On December 21, 2012, Parent and Purchaser commenced the Offer.”

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

The subsection titled “Financings” in Section 11—”Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” is amended and supplemented to add at the end of the first paragraph thereof the following:

“However, it is not contemplated that any such third-party equity or debt financing will be sought. Parent has obtained a debt financing for the issuance of debt to one of its affiliates under a senior unsecured loan of up to $123 million aggregate principal amount, for a 5 year term, at an interest rate of 7% per annum. Parent has also obtained equity funding through contributions from its existing stockholders pro rata in accordance with their existing percentage equity ownership interests in Parent. Neither such financings nor funding is subject to any material conditions other than completion of the Offer.”

The subsection titled “Financings” in Section 11—”Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” is amended and supplemented to add at the end thereof the following:

“No alternative financing arrangements or alternative financing plans have been made by the Offerors.”

Item 7 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

Section 12—”Source and Amount of Funds” is amended and supplemented to amend and restate the first paragraph as set forth below:

“Parent estimates that it will need up to approximately $346 million to purchase all of the Fully Diluted Shares and to pay related fees and expenses, which it plans to finance through a mix of cash on hand, equity contributions from its existing shareholders, JAB Forest LLC and affiliates of BDT Capital Partners, LLC, and the issuance of debt to one of Parent’s affiliates.”

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

The subsection titled “Antitrust” in Section 15—“Certain Legal Matters” is hereby amended and supplemented to add at the end of the penultimate paragraph thereof the following:

“On January 10, 2013, the Turkish Competition Board granted an unconditional approval to the transactions contemplated by the Merger Agreement, including the Offer. Accordingly, the condition to the Offer that the applicable waiting period under the Turkish antitrust law shall have expired or the approval of the Turkish antitrust authority shall have been obtained has been satisfied.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(H)*	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(a)(5)(I)*	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(J)*	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(K)*	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013

(a)(5)(L)*	Complaint filed by Steven Morgan in the United States District Court, District of Minnesota on January 7, 2013

(a)(5)(M)*	Complaint filed by Bipin Agarwal in the United States District Court, District of Minnesota on January 8, 2013

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013

JAB BEECH INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

PINE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(H)*	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(a)(5)(I)*	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(J)*	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(K)*	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013

(a)(5)(L)*	Complaint filed by Steven Morgan in the United States District Court, District of Minnesota on January 7, 2013

(a)(5)(M)*	Complaint filed by Bipin Agarwal in the United States District Court, District of Minnesota on January 8, 2013

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed